Exhibit (d)(2)

(Shareholder – [•Name])

Date:

To:	Advanced Semiconductor Engineering, Inc.
26 Chin 3rd Road
Nantze Export Processing Zone
Nantze, Kaohsiung
Taiwan

Attention: The Board of Directors

ASE Test Limited
One Marina Boulevard
#28-00
Singapore 018989

Attention: The Board of Directors

Dear Sirs,

Letter of Undertaking

1.	Introduction

I refer to the proposed acquisition by Advanced Semiconductor Engineering, Inc. (the “ASE Inc.”) of all the issued ordinary shares (“Shares”) in the capital of ASE Test Limited (the “ASE Test”), a majority-owned subsidiary of ASE Inc., by way of a scheme of arrangement (the “Scheme”) pursuant to Section 210 of the Companies Act (Chapter 50 of Singapore) as jointly announced by ASE Test and ASE Inc. on 4 September 2007 in respect of the Scheme.

2.	Undertakings

In consideration of the payment by ASE Inc. and ASE Test to me of the sum of US$1.00 (the receipt and sufficiency of which I hereby acknowledge), I irrevocably undertake with ASE Inc. and ASE Test in my capacity as a shareholder of ASE Test as follows:

(a)
I shall abstain from voting, or procuring the voting of, all of the Relevant Shares (as defined in Section 5.1 below) on the Scheme and any other matter necessary or proposed to implement the Scheme at any meeting of the shareholders of ASE Test and at any adjournment thereof; and

(b) I shall not take any action or omit to take any action which would conflict with or diminish my obligations under this Letter of Undertaking.

3.	Announcements

I hereby consent to any and all references to, and descriptions of this Letter of Undertaking in any announcement or document issued by or on behalf of ASE Inc. and/or ASE Test including any documents filed with the U.S. Securities and Exchange Commission (the "U.S. SEC"), and to the filing of this Letter of Undertaking as an exhibit to a Schedule 13E-3 transaction statement and any amendments thereto filed with the U.S. SEC.

4.	Termination

4.1
Except as provided in this Letter of Undertaking, this Letter of Undertaking shall come into force and be binding upon me from the date of this Letter of Undertaking until the earliest of any of the following dates:

(a) the date the Scheme lapses or does not become effective for any reason other than a breach by me of any of my obligations set forth in this Letter of Undertaking; and

(b) the date the Scheme becomes effective in accordance with its terms.

4.2
For the avoidance of doubt, the termination of this Letter of Undertaking shall not in any way prejudice any rights, benefits or remedies that ASE Inc. and/or ASE Test may have under this Letter of Undertaking for claim for costs, damages, specific performance or otherwise whatsoever which accrue or arise prior to the date of such termination.

5.	Miscellaneous

5.1	Relevant Shares. For the purposes of this Letter of Undertaking, “Relevant Shares”:

(a) means the Shares which I legally and/or beneficially own as at the date of this Letter of Undertaking; and

(b)
includes any other Shares or securities in the capital of ASE Test (including without limitation options to subscribe for new Shares) which I may acquire or over which I may have otherwise voting control after the date of this Letter of Undertaking or which may be issued or unconditionally allotted to me whether pursuant to any bonus issue, rights issue or distribution of shares in the capital of ASE Test or otherwise, on or after the date of this Letter of Undertaking.

5.2
Third Party Contract Rights.  A person who is not a party to this Letter of Undertaking has no rights under the Contracts (Rights of Third Parties) Act (Chapter 53B of Singapore) to enforce any term of this Letter of Undertaking.

5.3	Governing Law. This Letter of Undertaking is governed by, and shall be construed in accordance with, Singapore law.

Yours faithfully

___________________________
[•name of relevant Shareholder]